
We get AI out of the lab
and into production.
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David Lauer · 3rd

CEO at Urvin AI

Talks about #finance, #investing, #machinelearning, and #artificialintelligence

Collingswood, New Jersey, United States · Contact info

2,005 followers · 500+ connections

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Springer Nature

Esade

Providing services
Application Development, Custom Software Dev...
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About

My focus is helping companies large and small solve the biggest challenges that they face. I enjoy working on the most difficult problems, and finding ... see more

Experience

Founding Editorial Board - AI and Ethics Journal
Springer Nature
Jun 2020 – Present · 1 yr 4 mos

AI and Ethics seeks to promote informed debate and discussion of the ethical, regulatory, and

of the ethical, regulatory, and policy implications that arise from the development of AI. It will focus on how AI techniques, tools, and technologies are developing, including ...see more



Co-Founder, CEO
Urvin AI
Apr 2019 – Present · 2 yrs 6 mos
Greater Philadelphia Area

We partner with you to provide artificial intelligence and machine learning expertise, guidance and tools to solve your mos ...see more



Independent Director
Aequitas NEO Exchange
Mar 2015 – Present · 6 yrs 7 mos

Aequitas is re-mutualizing the exchange business in Canada, with the participation of all users. The broad and diverse ...see more



Managing Partner
Mile 59
Nov 2017 – Present · 3 yrs 11 mos
Collingswood, NJ

Mile 59 is a technology and finance consultancy providing services to a diverse range of firms. These services i ...see more



Chairman and Co-Founder
Healthy Markets Association
Nov 2014 – Jan   · 4 yrs 3
2019   mos

Healthy Markets is a non-profit coalition of asset managers working to promote data-driven reforms to market stru ...see more

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Education



Esade
MA, International Economics and Finance
2002 – 2003



Brandeis International Business School
MA, International Economics and Finance
2002 – 2003



Brandeis University
BA, Economics, Minors: Computer Science and Philosophy
1998 – 2002
Activities and Societies: Researched in DEMO (Dynamical & Evolutionary Machine Organization) lab with Jordan Pollack, studying evolutionary mechanisms for educating children. Founded Brandeis Entrepreneurial Society.

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Licenses & certifications



Computational Neuroscience
Coursera
Issued Jun 2013 · No Expiration Date

Volunteer experience



Founder
WAGS Rescue
Sep 2010 – Present · 11 yrs 1 mo
Animal Welfare

WAGS advocates for pet adoption and seeks to educate the public about the abuses taking place in Puppy Mills.

Skills & endorsements

Python · 28

 Endorsed by **2 of David's colleagues at Verdande Technology**

Java · 25

 Endorsed by **Nils Kilden-Pedersen, who is highly skilled at this**

 Endorsed by **4 of David's colleagues at Verdande Technology**

Trading Systems · 20

 Endorsed by **Brad G. and 1 other who is highly skilled at this**

 Endorsed by **2 of David's colleagues at Cloud FastPath**

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Recommendations

Received (4)   Given (2)

 **Jon Flynn**
Data & AI Nerd at Microsoft

May 4, 2015, Jon managed David directly

Dave has the brains of a rocket scientist with ability to boil incredibly complex pieces of information into useable, underst... **See more**

 **Frode Sørmo**
Senior Software Development Manager at Amazon Alexa AI

April 11, 2014, Frode was senior to David but didn't manage directly

Dave has been leading our development effort in financial services, and in doing so have impressed me with his technica... **See more**

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Accomplishments

4 **Courses** ⌄

Archaeology's Dirty Little Secrets
- Computational Neuroscience
- Machine Learning • World History
from 1300 – 2000

1 **Language** ⌄

spanish

1 **Project** ⌄

Cowbird

Interests

 **Springer N**
123,923
followers

 **Esade**
155,775
followers

 **Tervela Alu**
36
members

 **PACT**
1,550
followers

 **Brandeis U**
6,577
members

 **AIR Summi**
93
members

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